UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

SINO BIOPHARMACEUTICAL LIMITED,

INVOX PHARMA LIMITED

and

FENNEC ACQUISITION INCORPORATED

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30315R 107
(CUSIP Number of Class of Securities)

Tyron Hussey

invoX Pharma Limited

5 Merchant Square

London, United Kingdom, W2 1AY

+44 203 786 5144

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With a copy to:

George Casey

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$14,559	Filing Party:	invoX Pharma Limited
Form or Registration No.:	Schedule TO-T	Date Filed:	July 7, 2022
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly-owned subsidiary of Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“SBP”), (ii) Parent and (iii) SBP, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Purchaser, Parent, and SBP. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.0001 per share, of F-star Therapeutics, Inc., a Delaware corporation (the “Company”), for $7.12 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022, a copy of which is attached as Exhibit (a)(1)(a) to the Schedule TO, and in the accompanying letter of transmittal, a copy of which is attached as Exhibit (a)(1)(b) to the Schedule TO, and which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended as follows:

1.	the tenth listed exhibit in Item 12 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

(a)(5)(c) Press Release Announcing Commencement of Tender Offer issued by Parent, on July 8, 2022.*

2.	Exhibit (a)(5)(c) of the Schedule TO is hereby amended and replaced in its entirety with the press release filed as Exhibit (a)(5)(c) hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2022

FENNEC ACQUISITION INCORPORATED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

INVOX PHARMA LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

SINO BIOPHARMACEUTICAL LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Authorized Signatory

EXHIBIT INDEX

Item 12.	Exhibits.

(a)(5)(c)	Press Release Announcing Commencement of Tender Offer issued by Parent on July 8, 2022.*

107	Filing Fee Table.**

____________________ *Filed herewith.
**Previously filed.